January 16, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street Northeast

Washington, DC 20549-7010

RE:	Allied Nevada Gold Corp.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 7, 2008
Schedule 14A Filed April 29, 2008
Form 10-Q for Quarterly Period Ended September 30, 2008 Filed November 13, 2008
File No. 001-33119

We received your letter dated December 31, 2008 concerning your comments on the above filed reports. We have prepared the following responses to your comments. The Staff’s comments are shown in bold.

Form 10-K for the Fiscal Year Ended December 31, 2007

Hycroft Brimstone Open Pit Mine Reactivation, page 2

1.	Provide us with the source of your statement that, “The Hycroft Mine is expected to produce 375,000 ounces of gold over its first five years of operation.”

The statement concerning expected production was management’s evaluation of the production potential from the Hycroft Mine. These projected production levels were based on detailed mine plans and associated life-of-mine financial models used to evaluate the economics of restarting the mine. Additional support for this determination was provided by subsequent budget models approved by our board of directors and the independent review of our production and financial plans evidenced by the technical report dated January 16, 2008 (the “Hycroft Technical Report”) authored by Scott Wilson, C.P.G of Scott Wilson Consulting Inc. (“Wilson Consulting”).

Risk Factors, page 11

If we fail to comply with the Sarbanes-Oxley Act of 2002..., page 12

2.

We note the language in this risk factor that states, “Beginning with our Annual Report on Form 10-K for the year ending December 31, 2009, we will need to document and test our internal control procedures, our management will need to assess and report on our internal control over financial reporting and our independent accountants will need to use an opinion on the effectiveness of those controls.” We note further that you have correctly provided your management’s assessment of your disclosure controls and procedures and your internal control over financial reporting, as required by Item 308T of Regulation S-K. Please confirm to us in writing your understanding you will need to continue to provide such disclosure regarding your disclosure controls and procedures and your internal control over financial reporting in your next annual report. Further, it appears that you will meet the requirements of an accelerated filer for fiscal year 2008 and therefore may not take advantage of Item 308T of Regulation S-K. Please confirm in writing that you understand that you will be required to include an attestation report of your registered public accounting firm in your annual report for the fiscal year ending December 31, 2008 if you are an accelerated filer.

The Company confirms that it will continue to provide our management’s assessment of our disclosure controls and procedures and our internal control over financial reporting in our next annual report. We further confirm our understanding that the Company is required to include an attestation report by our registered public accounting firm on our internal control over financial reporting in our annual report for the fiscal year ending December 31, 2008 as required by Item 308 of Regulation S-K.

Properties – Hycroft Brimstone Open Pit Mine, page 17

3.

Explain why you state that the bond costs will be $5 million, when on page 44, you state that the estimated bond costs for future activities have been calculated at $3 million. Further, please confirm that you will include a more appropriate column heading than, “Amount of Net Proceeds from the Offering” in future filings.

The referenced statement on page 44 should have stated that the bond cost has been calculated at $5 million, rather than $3 million. In the first quarter of 2008, as a result of discussions with the state regulatory bodies and bonding agencies, the Company revised its estimate of bond costs for future activities from $3 million to $5 million. The Company will ensure that the bond cost calculations are consistent throughout the document in future filings. Additionally, the Company confirms that in future filings the term “Estimated Reactivation Costs” will be used as a column heading instead of “Amount of Net Proceeds from the Offering” when referring to the estimated costs to reactivate the Hycroft Mine.

4.

In relation to your Hycroft Technical Report, we note you disclose projected mine reactivation costs, projected operating unit rates, and a projected pre-tax internal rate of return. Please review your disclosure for compliance with Item 10(b) of Regulation S-K. Please confirm to us that your disclosure conforms to the Commission policy on projections in Item 10(b), or tell us what modifications you have determined are necessary.

We believe we had a reasonable basis to formulate projections of future mining results at the Hycroft Brimstone Open Pit Mine and that the disclosure conforms to the requirements of Item 10(b) of Regulation S-K. On page 15 of our Form 10-K for the fiscal year ended December 31, 2007, the Company disclosed that information relating to the Hycroft Brimstone Open Pit Mine was derived from the Hycroft Technical Report and described Wilson Consulting’s consulting relationship to the Company. Additionally, reference was made to where the “Hycroft Technical Report” could be located for review by shareholders. The Hycroft Technical Report sets forth in detail the assumptions underlying management’s projections and provides shareholders with an analysis of potential alternative outcomes based on changes in the underlying assumptions. The Company believes the disclosed information provided shareholders with information that was helpful in understanding and evaluating management’s plans with respect to the reactivation of the Hycroft Mine.

Report of Independent Registered Public Accounting Firm, page 66

5.

It appears you have changed principal accountants but have not provided disclosures pursuant to Item 304 of Regulation S-K. Please file a Form 8-K containing Item 4.01 disclosures, or tell us why you have concluded that such disclosure is not required. Refer to the “General Instructions” of Form 8-K and the “Information To Be Included In The Report” for Item 4.01 of Form 8-K.

The Company believes that it was not required to provide disclosures pursuant to Item 304 of Regulation S-K.

As disclosed in the Company’s filings with the Commission, the Company was a wholly-owned subsidiary of Vista Gold Corp. (“Vista”) until May 10, 2007. Effective as of that date, the Company was “spun” out of Vista and became an independent operating entity. In connection with the spin-out transaction and the Company’s filings with the Commission, the Company has included financial statements of the Nevada-based mining properties and related assets of Vista in reliance on the reports of PricewaterhouseCoopers LLP (“PWC”). PWC was solely providing accounting services to Vista, such services were paid for by Vista, and PWC has never been engaged as principal accountant to provide services to the Company. Because PWC had never been engaged by the Company, the Company believes that the determination by the Company not to engage PWC did not trigger a disclosure obligation under Item 4.01(a) of Form 8-K.

The Company’s Form 10-12(b) became effective on March 13, 2007 and the Company became subject to the reporting requirements of the Exchange Act as of that date. Prior to that date, the Company engaged Ehrhardt Keefe Steiner Hottman PC (“EKSH”) to be the Company’s principal accountant. Because the Company engaged EKSH prior to the date on which the Company became subject to the reporting requirements of the Exchange Act, the Company concluded that it was not required to file a Form 8-K in connection with the engagement of EKSH.

The Company notes that if an 8-K had been filed by the Company in connection with (i) its determination to not engage PWC or (ii) its engagement of EKSH, the Company would not have been required to disclose any information pursuant to Item 304(a)(1) or (a)(2) of Regulation S-K.

Statement of Stockholder’s Equity, page 71

6.

Please expand your disclosure to include the number of shares of common stock underlying the balances and transactions presented within your statement of stockholders equity. Refer to paragraph 10 of APB 12. Please provide us with a sample of your expanded disclosure.

Paragraph 10 of APB 12 provides in relevant part, “[d]isclosure of such changes may take the form of separate statements or be made in the basic financial statements or notes thereto”. We believe the footnotes disclosed the number of shares related to the underlying transactions presented in the statement of stockholders’ equity. To improve the quality of our disclosures, we will include the number of shares in the statement of stockholders’ equity in all future filings.

Notes to Consolidated Financial Statements, page 72

7.

It appears that in certain portions of your footnotes to the financial statements the dollar amounts disclosed are not in thousands of dollars. Please modify the presentation of your footnote disclosures to consistently disclose all dollar amounts, or disclosure in each occasion the measure of the dollar amount presented.

In the Form 10-K, the reporting convention for the notes was to report in thousands of dollars. This presentation was inconsistent in three instances related to disclosures of daily amounts payable under certain contractual arrangements. Subsequent to the filing of the Company’s Form 10-K, we completed an internal review of this convention and determined that a better presentation would be to report numbers in the footnotes rounded to the nearest dollar or to clearly identify the precision of the number (i.e. thousands or millions).

We believe this new convention is consistent with your comment. The footnotes for the second and third quarter Form 10-Q financial statements have been prepared on this basis of presentation and we will use this convention on future filings.

Mineral Interests, page 73

8.

We note in your policy that “when proven and probable reserves are determined for a property and a feasibility study is completed, subsequent exploration and development costs on the property would be capitalized.” We also note your disclosure on page 7 of your Form 10-Q for the quarterly period ended September 30, 2008 “mine development costs consist primarily of... 2) ore reserve exploration costs incurred on properties after mineralization is classified as proven and probable reserves...” Please elaborate upon the nature of the exploration costs you capitalized under this policy. Note that exploration costs by nature are not assets and are not capitalized. Please also tell us the amount, if any, of capitalized exploration costs that were included in your balance sheet as of December 31, 2007 and September 30, 2008.

The exploration costs that have been capitalized by the Company should more correctly be classified as mine development drilling. Once a proven and probable ore reserve has been determined and publicly disclosed, the underlying mineralization represents an asset. Accordingly, future drilling costs and related assaying costs directed at targets within the mineable pit shape associated with those reserves are determined to be capital in nature. Mine development drilling provides additional geological and metallurgical information which can be used to more effectively exploit the ore deposit. Often this drilling will also increase the total size of the identified reserves. Since these expenditures are seen to increase the life or quality of the asset, they are capitalized.

At December 31, 2007 there were no mine development drilling costs capitalized by the Company. At September 30, 2008 the capitalized mine development drilling costs totaled approximately $3.0 million.

9.

We note you record exploration costs reimbursed to you net against your gross exploration expenses. Please expand your disclosure to include the amount of exploration cost reimbursements netted against your reported exploration expense in each period. In your response to this comment, please provide us with a sample of your expanded disclosure.

No such reimbursement of exploration costs were netted against gross exploration expense for the reporting periods presented in the Form 10-K for the year ended December 31, 2007. Since our opening retained earnings balances contained exploration expenditures of this nature, the disclosure of the accounting policy was retained. Under the continuity of interest method of accounting, the Company’s financial results include the historical expenditures that Vista incurred prior to the effective date of the spin-out of the Company on May 10, 2007. Historically, Vista participated in several exploration joint ventures under which they operated the exploration program and accumulated the costs of these programs. Vista would then invoice the joint venture partner for the partner’s portion of the expenditures and record the recovery as a reduction of gross exploration expenses.

10.

We note you record mineral property option receipts as a reduction in the carrying value of the applicable mineral interest. Please tell us your accounting basis for this policy. In doing so, please elaborate on the general terms of the option agreements including: payment amounts and timing, duration of option agreement, rights and obligations thereof, whether the agreements result in the conveyance of any mineral interest or result in a reduction in the life or functionality of your mineral interest, or any other pertinent factors that are part of the basis for your conclusion.

Please also tell us the amount of options payments that have been credited against the carrying values of mineral interests in 2007 and the first three fiscal quarters.

In 2005, Vista acquired the F.W. Lewis properties, which were transferred to the Company in 2007 as part of the Arrangement Agreement. Additionally, in 2007 the Company acquired the Pescio properties pursuant to the Arrangement Agreement. The above acquired development and exploration properties were accounted for as a purchase of assets pursuant to SFAS 141. As such, the purchase price was allocated to individual properties based on the selected valuation methodology. A component of the valuation of an individual property package was the value attributed to the discounted advanced minimum royalty payments receivable by the Company, probability weighted for the likelihood of default by exploration lease holders.

The general terms of the option agreements in question are similar between property packages, and include the following general characteristics:

•	The option holder acquired the right to explore the property and the right to exploit any resources identified.
•	No termination dates for the agreements are specifically identified.
•

A requirement to pay the Company a royalty ranging from 2% to 4% of net smelter returns. An additional requirement is the payment of annual advanced minimum royalty (AMR) payments payable on specified anniversary dates, which are generally credited against actual royalties owed.

•	A requirement of the leaseholder to make all property payments and keep mineral rights intact.
•	In some cases work commitments are included that require the leaseholder spend specified amounts in specified periods on approved exploration activities.

Since a portion of the valuation was based upon the future receipts of AMR payments, the eventual receipt of these AMR payments is treated as a recovery of the value ascribed to each individual property package. The future receipts would be so treated until the exploration property had no book value. From that point forward, future receipts for that property would be recognized as revenue.

Total cost recoveries for the nine months ended September 30, 2008 and for the year ended December 31, 2007 were $1.5 million ($819,000 sale of property and $636,000 AMRs) and $2.3 million ($2.0 million sale of property and $0.3 million of AMRs), respectively.

Footnote 13 – Related Party Transactions, page 88

11.

We note you have incurred various related party costs and expenses including consulting services, exploration technical services, legal services, finders’ fees, interest expense and borrowing costs. Please expand on your disclosure on the face of your financial statements to identify these amounts pursuant to Rule 4-08(k)(1) of Regulation S-X. In your response to this comment, please provide us with a sample of your expanded disclosure.

We believe the Company’s related party transactions were appropriately disclosed in footnotes to the Company’s financial statements. Rule 4-08 of Regulation S-X provides in its preamble that related party transactions “shall be set forth on the face of the appropriate statement or in appropriately captioned notes”. In future filings, we will insert cross reference notes to the related party transactions footnote.

Schedule II – Valuation and Qualifying Accounts

12.

We note you have amounts recorded for a tax asset valuation allowance. Accordingly, pursuant to Rule 5-04 of Regulation S-X, please expand your disclosure to include Schedule II (“Valuation and Qualifying Accounts”) in the form prescribed by Rule 12-09 of Regulation S-X. Please provide us with a sample of your proposed expanded disclosure.

Our research and review of Rule 12-09 of Regulation S-X lead us to the conclusion that valuation allowances for deferred tax assets were not required to be presented on Schedule II if the disclosure requirements of SFAS No. 109, Accounting for Income Taxes were met, because the information required to be disclosed under SFAS No. 109 is consistent with the information required by Schedule II. Accordingly, we did not include a tax asset valuation on Schedule II. However, if the Staff is of the opinion that Schedule II is required, our proposed disclosure for the years ended December 31, 2006 and December 31, 2007, respectively, would be similar to the following:

Schedule II --- Valuation and Qualifying Accounts

Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period

	(in thousands)
Year ended December 31, 2006
Valuation allowance deferred tax assets	9,139	860	—	—	9,999
Year ended December 31, 2007
Valuation allowance deferred tax assets	9,999	3,895	139	—	14,033

(1)   Represents change in valuation allowance for loss associated with Vista through May 9, 2007.

Proxy Statement on Schedule 14A filed April 29, 2008

Corporate Cease Trade Orders and Other Proceedings, page 6

13.

We note that the disclosure under this heading and note that while both of the proceedings disclosed occurred prior to the filing of your initial registration statement with us (Form 109-12(b), File No. 001-33119), you did not include such disclosure in your Form 10-12(b). Please provide us with an explanation as to why such disclosure was not included in your Form 10-12(b). We may have further comment.

The Company has reviewed the requirements for disclosure required under Regulation S-K, Item 401 (Involvement in certain legal proceedings) required by Form 10 and Schedule 14A. Although the Company has chosen to disclose the identified proceedings in the interests of full disclosure, the Company believes that the information is not required to be disclosed by Form 10-12(b).

The Company notes that Item 401(f) requires disclosure of proceedings that occurred during the past five years. The order involving Mr. Ivany occurred more than five years prior to the date on which the Company’s Form 10-12(b) was filed. Accordingly, the Company believes that the information was not required to be disclosed in the Form 10-12(b).

The Company also believes that the cease trade order relating to officers and directors of Kinross was not required to be disclosed by Form 10-12(b). By way of background, the Company notes that the order issued by the Ontario Securities Commission (the “OSC”) was entered at the request of Kinross in connection with the inability of Kinross to file required financial statements, and not in connection with any alleged action or failure on the part of any officer or director of Kinross. Accordingly, the Company believes that disclosure of the cease trade order would not be required pursuant to Item 401(f)(1), (2) or (3), since such paragraphs require disclosure only in connection with orders entered by “courts of competent jurisdiction.” Similarly, the Company notes that Item 401(f)(4) requires disclosure only where the person is subject to an order restricting that person from engaging in the activities set forth in paragraph (f)(3)(i) of Item 401. Since the order of the OSC did not extend to the actions described in paragraph (f)(3)(i), the Company believes that disclosure is not required by Item 401(f)(4). Finally, the Company notes that Item 401(f)(5) requires disclosure only if the person is found by a court or the Securities and Exchange Commission to have violated any state or federal securities laws. In this case, the order was imposed by the OSC due to the failure of Kinross to make certain required filings and the OSC did not find nor allege that the individual officers and directors of Kinross violated the securities laws of laws of Canada.

Accordingly, the Company believes that the OSC cease trade order was not required to be disclosed by Form 10-12(b).

As noted above, while the Company believes it did not have an obligation to disclose the referenced proceedings, the Company voluntarily disclosed the information in its Proxy Statement in connection with the Company’s 2008 Annual Meeting of Shareholders.

Management Compensation, page 8

Perquisites and Other Personal Benefits, page 10

14.

Please explain to us why you state that your executives are not entitled to significant perquisites or other personal benefits not generally offered to your employees, given the disclosure in footnote 6 to your summary compensation table.

The Company’s statement that our executives are not entitled to significant perquisites or other personal benefits not generally offered to our other employees is accurate. The type of benefits disclosed in footnote 6 (our disclosure in footnote 6 to our summary compensation table states Mr. Kirby received $34,870 for a relocation allowance and reimbursement of relocation expenses and $8,609 relating to legal and other costs associated with the immigration of Mr. Kirby’s spouse to the United States) were not extraordinary in nature and not limited to executives. Non-executive employees have received similar relocation benefits. The visa costs associated for Mr. Kirby are currently the only instance in the Company. However, the Company believes that should the labor market be such that we were required to bring in workers from other countries, we would include reimbursement of the similar visa related expenses required for the individual to legally work and for the individual and their spouse to reside in the United States in their initial employment agreement.

Payments Upon Termination or Change of Control, page 17

15.

Confirm to us in writing that, in future filings, you will include the quantitative disclosure required by Instruction 1 to Item 402(j). Further, please include in such supplemental correspondence, the required quantitative disclosure as of the last business day of your fiscal year ended December 31, 2007.

The Company hereby confirms that, in future filings, we will include the quantitative disclosure required by Instruction 1 to Item 402(j). The table below reflects the quantitative disclosures required by Instruction 1 to Item 402(j) as of the last business day of our fiscal year ended December 31, 2007.

Executive	Event	Cash Severance	Benefit Continuation	Equity Acceleration	Total
Scott A. Caldwell	(1)	$1,320,000	$36,000	$1,496,000	$2,852,000
	(2)(3)	$1,320,000	$36,000	- (5)	$1,356,000
Hal D. Kirby	(1)	$630,000	$36,000	$748,000	$1,414,000
	(2)(3)	$630,000	$36,000	- (5)	$666,000
Robert Buchan	(1)	- (4)	- (4)	$2,427,000	$2,427,000
	(2)(3)	- (4)	- (4)	-	$0
Mike Doyle	(1)	$405,000	$18,000	$280,500	$703,500
	(2)(3)	$270,000	$18,000	- (5)	$288,000
Rick Russell	(1)	$405,000	$18,000	$280,500	$703,500
	(2)(3)	$270,000	$18,000	- (5)	$288,000

(1)	In the event of change of control.
(2)	In the event the executive is terminated other than for “cause”.
(3)	In the event the executive terminates for “good reason”.
(4)	The Company does not have an employment agreement or benefit continuation obligation with Mr. Buchan.
(5)

Option grants will continue to vest over a two-year period if the executive is terminated other than for “cause” or if the executive terminates for “good reason”. This table represents values as of the last business day of our fiscal year ended December 31, 2007.

In the event that employment with Allied Nevada is terminated for “cause” or as the result of the death or disability of the executive, they (or their estate, as applicable) will be entitled to receive long term disability or life insurance benefits, in the form maintained by Allied Nevada at such time and in which they participated at the time of such termination.

In the event the executive decides voluntarily to terminate their employment with Allied Nevada without “good reason” upon 30 days’ written notice, Allied Nevada, in its discretion, may elect (i) to relieve them of any obligation to perform their respective duties during such notice period, or (ii) to waive the notice period and immediately accept such termination. In the event Allied Nevada elects the former, we have agreed to continue the respective compensation and benefits for the remainder of the notice period, except that no bonus shall be earned or awarded during and after the notice period.

Payments on an actual change in control may differ based on factors such as transaction price, timing of employment termination and payments, methodology for valuing stock options, changes in compensation, and reasonable compensation analyses.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Note 6 – Mine Development Costs, page 7

16.

We note your disclosure “mine development costs are amortized using the units-of-production method based upon projected recoverable ounces.” Please tell us what measure you use for “projected recoverable ounces” as of September 30, 2008 and the framework used to determine that amount.

Projected recoverable ounces are determined by the Company based upon the published proven and probable reserves of the Company and the projected metal recovery associated with these reserves. At September 30, 2008, the projected recoverable ounces were determined based on information contained in its technical report titled “Technical Report, Allied Nevada Gold Corp., Hycroft Mine, Winnemucca, Nevada, USA, June 18, 2008”.

Section 23.8 from this report identifies oxide proven and probable reserves contained in situ reserves of 1,143,178 ounces of gold. The technical report estimates that 56.6% of this gold will be recovered using the proposed mining and heap leaching processes. The resulting estimate of projected recoverable ounces based on this information is approximately 647,000 ounces.

Future changes in ore reserves will be treated as a change of estimate.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2007

Hycroft Brimstone Open Pit Mine, page 15

17.

Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.

We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

In future filings the Company will insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K.

18.	We note your disclosure regarding the Crofoot and Lewis properties. Please disclose the following information for each of your material properties:

•	Describe the process by which mineral rights are acquired for your properties and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•

An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions. You may include a table listing and/or summarizing these claim/land classifications.

•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

The Company has reviewed the requirements of paragraph (b) of Industry Guide 7, and believes that it has disclosed the required information for each of its material properties, other than an indication in each instance of the type of claim or concession. Accordingly, the Company will include in future filings a table similar to the one below, which represents claim/land information as of December 31, 2007:

Property name	Number of patented claims	Type of patented claim	Approximate acreage of patented claims	Number of unpatented claims	Type of unpatented claim	Approximate acreage of unpatented claims	Approximate annual claim holding fees
Hycroft	27	11 Lode 16 Placer	896	1260	Lode	25,320	$ 187,000
Maverick Springs	0	----	0	246	Lode	4,920	$33,000
Wildcat	4	Lode	80	125	Lode	2,500	$17,000
Hasbrouck	22	Lode	441	61	Lode	1,300	$9,000
Three Hills	0	----	0	15	Lode	201	$2,000
Mountain View	0	----	0	128	Lode	2,560	$17,000
Contact*	110	Lode	2,207	307	Lode	6,140	$44,000
Pony Creek & Elliot Dome	0	----	0	**895	Lode	17,900	$121,000
* Allied also owns approx. 159 undeveloped lots in the Contact town site and pays county taxes on the lots ($ amt. included in annual holding fees).
** Grandview has 638 claims under option; Allied Nevada owns and maintains an additional 257 claims on the property that are not part of the Grandview agreement.

The Company undertakes to fully discuss the material terms of the land or mineral rights securing agreements, as required by paragraph (b)(2) of Guide 7, in all future filings.

Planned Reactivation of Mine, page 17

19.

We note your disclosures regarding updated capital and operating cost estimates to reactivate your properties. Please disclose the purpose of the latest study (study level i.e. feasibility study, pre-feasibility or scoping) and indicate the accuracy associated with this level of study along with your operational and estimation assumptions.

The Company’s technical report is a feasibility level evaluation that complies with Industry Guide 7. The accuracy associated with a feasibility study and the implicit or contained assumptions is plus or minus 15%.

Planned Reactivation of Mine, page 18

20.

We note your disclosure of reserves lacks a cutoff grade estimate. The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please include the cutoff grade and drill hole spacing’s as part of your reserve table. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

The Company hereby confirms that in future filings it will disclose cutoff grade and drill hole spacing information. The cutoff grade of 0.0047 is discussed in section 17.2.5 of the Hycroft Technical Report. This cutoff grade has reasonable prospects for economic extraction and properly considers the factors identified. At a three-year historic price of $581, the identified mineral resource produces positive cash flows, supporting this contention.

21.

The fire assay gold values are disclosed for your proven and probable reserves, but the mineralized material utilizes a cyanide soluble gold assay. Please explain the distinction between the two assay determinations in your filing, explaining which method most realistically defines your expected results from your leach operations and your project economics in your filing. Please justify your preferred assay grade for project economics and disclose both values in your reserve tables.

The fire assay method is the current industry standard measure for determining the total concentration of metal in a sample. By contrast, the cyanide soluble assay only evaluates the amount of metal dissolved by cyanide for the test sample.

Historically, reserves have been evaluated using both the cyanide soluble assay and fire assay methods. Actual heap performance has shown 78% recovery using the cyanide soluble grade on the ore reserve and 56.6% recovery using the fire assay reserve estimate. This results in the same recovered ounces.

Eleven million tons of brimstone ore was previously mined and reconciled using fire assay grades showing a 56.6% recovery rate from the heap, which we believe best reflects the estimated run of mine heap performance and recovery. Using fire assay information for ore reserve calculations is currently the industry’s standard practice. We will use this approach on all future filings.

The cyanide assay was reported for other mineralized material (although we evaluated both ways in the Technical report) to determine that the mineralized material may have recoverable gold. Since the completion of the January report, additional metallurgical work and more validation has been completed on other mineralized material and so current and future reporting will be done using fire assays.

Both fire and cyanide assays on reserves and mineralized material are included in the Hycroft Technical report. The fire assay grade of other mineralized material in the report was 0.019 ounces gold per ton.

Central Zone, page 19

22.	We note you use a Gold equivalent value in your sample results table. Please explain how this value is calculated and the basic parameters used to calculate this value.

Gold equivalent grades in the Form 10-K for the year ended December 31, 2007 were calculated by multiplying the indicated recoverable silver grade by the ratio of $12 per ounce silver to $650 per ounce gold and adding this result to the gold grade. Actual gold equivalent ounces indicated may vary slightly due to rounding of gold and silver ounces per ton indicated in the table.

In future filings, any gold equivalent amounts will be appropriately footnoted to provide information on material variables in the calculation.

In connection with responding to your comments, we acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have adequately addressed your comments contained in your letter dated December 31, 2008. If you should have any additional questions or comments regarding our responses, please contact us.

Sincerely,

/s/ Hal Kirby Hal Kirby
Vice President and Chief Financial Officer
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